650 Page Mill Road Palo Alto, CA 94304 PHONE 650.493.9300 FAX 650.493.6100 www.wsgr.com

September 24, 2018

VIA COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:     Mary Mast

             Lisa Vanjoske

             Chris Edwards

             Irene Paik

Re:       Kodiak Sciences Inc.

             Registration Statement on Form S-1

             Filed September 7, 2018

             Amendment No. 1 to Registration Statement on Form S-1

             Filed September 11, 2018

             File No.: 333-227237

Ladies and Gentlemen:

On behalf of our client, Kodiak Sciences Inc. (“Kodiak” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 14, 2018 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 filed with the Commission on September 7, 2018 and Amendment No. 1 thereto filed with the Commission on September 11, 2018. The Company is concurrently filing via EDGAR this letter and Amendment No. 2 of the Registration Statement on Form S-1 (the “Registration Statement”).

The Registration Statement submitted via EDGAR is marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement filed on September 7, 2018. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

September 24, 2018

Registration Statement on Form S-1 filed September 7, 2018

Overview, page 1

1.

We note that the Phase 1 clinical study of KSI-301 reached the primary safety and tolerability endpoint of the study. However, the clinical development chart on page 2 suggests that the Phase 1 clinical trial is not complete. Please revise your disclosure to clarify if in fact the Phase 1 clinical trial is complete, and if not, the activities that still need to be completed.

In response to the Staff’s comment, the Company has revised page 5 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined). The Company has also made conforming changes to the similar disclosure on page 94.

We have successfully dosed all patients at the pre-planned dose levels and reached the primary safety and tolerability endpoint of the study, which occurred after each patient reached the 14-day follow up period following the single injection of KSI-301. The patients are continuing to be followed through a 12-week safety follow-up period. To date, no patients in the Phase 1 study have experienced any serious adverse events. To date, there have been no drug-related adverse events, no dose limiting toxicities and, notably, no intraocular inflammation observed at any dose.

The Company has also revised the clinical development chart appearing on pages 2 and 95 of the Registration Statement to indicate that 12-week follow-up for the Phase 1 clinical trial remains ongoing, as is more fully set forth below.

Ongoing and Planned Clinical Development, page 2

2.

It appears that your clinical development chart on pages 2 and 88 depicts a timeline for each of the preclinical and clinical studies that you plan to conduct, with the position of the bars indicating the years in which each study will begin and end. If this is accurate, please revise the header to clearly indicate that the chart is a timeline for the clinical development of your product candidates and clearly mark the x-axis of the chart to provide investors with the years that you plan to begin and complete each of the studies, ensuring similar spacing between each year. In addition, please revise the chart to depict all prior trials conducted and any additional clinical trials that will be required for regulatory approval of each product candidate.

U.S. Securities and Exchange Commission

September 24, 2018

In response to the Staff’s comment, the Company has replaced the charts on pages 2 and 95 of the Registration Statement with the following:

In addition, the Company has added additional disclosure below the charts on pages 2 and 95 of the Registration Statement, which provides further detail regarding the Company’s clinical development plans (deleted language shown in ~~strike through~~ and added language double-underlined):

For approval in the U.S. and the EU, we anticipate that one additional confirmatory study would be required for each of wet AMD and DR/DME and expect that the design framework for these studies would be similar to the planned Phase 2 studies.

Additional product candidates are in preclinical development. A final lead candidate has been selected for KSI-501, a bispecific antibody biopolymer conjugate being developed for DME and uveitis. KSI-201 (a bispecific antibody biopolymer conjugate) and KSI-401 (a mono-specific antibody biopolymer conjugate) are at the pre-IND stage being developed for treatment resistant wet AMD and dry AMD, respectively.

Use of Proceeds, page 60

3.

It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of KSI-301 through Phase 2 clinical trials. Please revise to make this clear and disclose the sources of other funds needed to complete Phase 2 clinical trials for KSI-301. Refer to Instruction 3 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 63-64 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined). The Company has also made conforming changes to the similar disclosure on page 9.

We currently expect to use the net proceeds from this offering together with our existing cash and cash equivalents as follows:

•

approximately $40 million to advance KSI-301 through completion of enrollment of the global Phase 2 clinical trial in the U.S., EU and rest of the world in patients with wet AMD as well as through completion of a Phase 1b clinical trial;

•

approximately $25 million to advance KSI-301 into Phase 2 clinical trials in China for wet AMD and DME/DR and through an administrative interim analysis in each of the studies (anticipated to occur when approximately 200 patients have completed approximately six months of treatment duration, per study);

U.S. Securities and Exchange Commission

September 24, 2018

•	approximately $15 million to advance KSI-301 into the global Phase 2 clinical trial in the U.S., EU and rest of the world in patients with DME/DR;

•	approximately $15 million towards research and development of our pipeline including KSI-501, and to initiate additional clinical studies in ophthalmology; and

•	the remainder for working capital and other general corporate purposes.

Based on our current business plan, we believe that our existing cash, cash equivalents, and the anticipated net proceeds from this offering, will provide sufficient funds to sustain our operations through at least the next 12 months. Our estimate as to how long we expect our existing cash, cash equivalents and the anticipated net proceeds from this offering to be available to fund our operations is based on assumptions that may prove inaccurate, and we could use our available capital resources sooner than we currently expect. We may elect to delay the initiation of the global Phase 2 clinical trial in the U.S., EU and rest of world in patients with DME/DR, as well as other development efforts, to enable sufficient funding for completion of the global Phase 2 clinical trial in the U.S., EU and rest of world in patients with wet AMD. If we continue our plan to complete each of the clinical trials of KSI-301 set forth above, then we will need to raise additional funds to complete the trials, including the global Phase 2 clinical trial in the U.S., EU and rest of the world in patients with wet AMD. We will also require additional funds to advance our pipeline research and development efforts, including KSI-501, and to initiate additional clinical studies in ophthalmology, the amounts of which will depend on the ultimate clinical development paths we pursue. We may satisfy our future cash needs through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from preclinical studies or clinical studies we may commence in the future, as well as any collaborations that we may enter into with third parties, or any business development opportunities we may engage in for our programs and any unforeseen cash needs.

U.S. Securities and Exchange Commission

September 24, 2018

Business

KSI-301 Planned Phase 1b and Phase 2 Clinical Studies, page 91

4.

We note that you will be expanding the scope of the Phase 1 study into a Phase 1b open label study in patients with wet AMD, DME/DR and macular edema due to retinal vein occlusion. Please revise your disclosure to clarify whether you have an active IND for KSI-301 to treat macular edema due to retinal vein occlusion, and whether you plan to pursue regulatory approval for this indication.

In response to the Staff’s comment, the Company has revised page 91 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined).

In parallel to initiating our Phase 2 studies, we intend to expand the scope of our Phase 1 study into a Phase 1b open label study to evaluate the treatment effect and safety of sequential doses of KSI-301 with more intensive ophthalmic imaging and ocular pharmacokinetic assessments. Our IND for KSI-301 covers retinal vascular diseases and, in the future, we may also pursue other target indications for KSI-301, such as macular edema due to retinal vein occlusion, choroidal neovascularization due to pathologic myopia, or other diseases for which existing anti-VEGF therapies have been approved.

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Please direct your questions or comments regarding this letter or Registration Statement to the undersigned at (206) 883-2524. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Victor Perlroth

        John Borgeson

        Kodiak Sciences Inc.

        Jeffrey D. Saper

        Bryan D. King

        Wilson Sonsini Goodrich & Rosati, Professional Corporation

        Bruce K. Dallas

        Emily Roberts

        Davis Polk & Wardwell LLP